April 25, 2013

VIA EDGAR TRANSMISSION

Michelle Roberts

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Ladies and Gentlemen:

On March 8, 2013, Northern Lights Variable Trust (the “Registrant”), on behalf of the TOPS® Protected Flex ETF Portfolio (the “Portfolio”), a series of the Registrant, filed Post-Effective Amendment No. 79 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On April 3, 2013, you provided oral comments.  Please find below Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Your comments are set forth below and each is followed by the Trust’s response.

General

1.

Comment:

Change the name of the Portfolio to eliminate the word “Protected” from its name.

Response:

Per conversations with the SEC Staff, Registrant has changed the name of the Portfolio to the “TOPS Managed Risk Flex ETF Portfolio."

2.

Comment:

The filing contained certain missing information and exhibits.  Please confirm that all missing information and required exhibits will be included in an amendment.

Response:

The Registrant confirms that any brackets and/or blanks will be removed in the definitive Prospectus and Statement of Additional Information, and that all required exhibits will be filed in a supplemental post-effective amendment.

Prospectus

3.

Comment:

Under Principal Investment Strategies, consider changing the first sentence, which begins “[t]he Portfolio is a fund-of-funds…” to, “The Portfolio employs a fund-of-funds structure pursuant to which, under normal market conditions, at least 80% of its assets are invested in exchange-traded funds (“ETFs”).

Response:

The Registrant has made the suggested revision.

4.

Comment:

Under Principal Investment Strategies, reference is made to “return volatility.”  Please define what is meant by “return volatility.”

Response:

The Registrant has revised the disclosure to include an explanatory parenthetical as follows:

“…return volatility (the range in which the portfolio’s return fluctuates over time)….”

5.

Comment:

Under the Principal Investment Strategies, first paragraph, third sentence, should “one of” be inserted between “representing” and “the following asset class”?

Response:

Yes; “one of” should be inserted as suggested.  The Registrant has revised the disclosure accordingly.

6.

Comment:

Under the Principal Investment Strategies section, fifth paragraph, fifth sentence, please add “help” between “will ratchet upwards to” and “preserve gains.”

Response:

The Registrant has made the requested revision.

7.

Comment:

Under the Principal Investment Strategies section, fifth paragraph, sixth sentence, please consider adding “the expectation is that” after “[d]uring a market decline,…”

Response:

The Registrant has made the suggested revision.

8.

Comment:

Under the Principal Investment Strategies section, sixth paragraph, please revise the first sentence to reflect the actual state of affairs with respect to the status of the filing of a manager-of-managers exemptive application, as of the date of the filing of the Post-Effective Amendment.

Response:

Registrant has revised the disclosure as follows:

“The Portfolio and the adviser have requested that the Securities and Exchange Commission grant an order that allows the adviser to hire a new sub-adviser or sub-advisers without shareholder approval.”

9.

Comment:

Throughout the Registration Statement references to “investment Portfolio” are improperly capitalized.  Please review the Registration Statement to correct the references to “investment portfolio.”

Response:

The Registrant has corrected the incorrect capitalizations.

10.

Comment:

In the Principal Investment Strategies section under the heading “Investment Adviser’s - TOPS® - (The Optimized Portfolio System) Methodology”,  the second to last sentence of the first paragraph suggests no target allocation exists.  Consider adding a parenthetical referring to the asset allocation described as the “target allocation.”

Response:

The Registrant has revised the disclosure as follows:

“The adviser’s portfolio managers review the suggested asset allocation, correct any identified bias or limitation, and make final asset allocation determinations consistent with the Portfolio’s investment objective (the “target allocation”).”

11.

Comment:

In the Principal Investment Strategies section under the heading “Investment Adviser’s - TOPS® - (The Optimized Portfolio System) Methodology”,  the last paragraph, which is a single sentence beginning “Investors may purchase…”, should be revised.  If this Prospectus is intended to be a “stand-alone” prospectus, please remove “one of.”  If this Prospectus will be included in the combined TOPS® portfolios prospectus, please revise the reference to “Portfolio” to the plural.

Response:

The Prospectus is intended to be a “stand-alone” prospectus.  The Registrant has revised the referenced disclosure as follows:

“Investors may purchase ETFs on their own behalf without investing in the Portfolio.”

12.

Comment:

Under the Principal Investment Strategies section, under the heading “Sub-Adviser’s Portfolio Protection Strategy Using Futures,” and throughout the Registration Statement, consider whether references to “protected portfolio”/“Protected Portfolio” could be changed to “Portfolio.”  If not, please explain the difference between “Portfolio” and “protected portfolio.”

Response:

The Registrant has revised references of “Protected Portfolio” to “Portfolio.”

13.

Comment:

Under the Principal Investment Strategies section, under the heading “Sub-Adviser’s Portfolio Protection Strategy Using Futures” in the first paragraph, fourth sentence, please add “help” between “strategy is managed to” and “lock-in gains…”

Response:

The Registrant has made the requested revision.

14.

Comment:

Under the Principal Investment Strategies section, under the heading “Sub-Adviser’s Portfolio Protection Strategy Using Futures,” consider whether the reference to “unprotected portfolio” could be changed to “Portfolio.”  If not, please explain the difference between “Portfolio” and “unprotected portfolio.”

Response:

Reference to “unprotected portfolio” is intended to refer to other portfolios or funds that are not hedged; i.e., “unprotected”, in the way the Portfolio is.

15.

Comment:

Under the Principal Investment Strategies section, under the heading “Sub-Adviser’s Portfolio Protection Strategy Using Futures,” please revise the second to last sentence of the second paragraph (“Upon reaching a pre-set threshold, the protection strategy is reset to its initial starting point.”) to clarify what is meant by this disclosure.

Response:

The Registrant has revised the second paragraph of the section as follows:

The sub-adviser employs a strategy that seeks to protect asset growth in bullish markets and defend against major losses during downturns in the markets. With the sub-adviser's protection strategy, the protected portfolio is expected to be cushioned against severe market declines. The protected portfolio may still experience declines in market value during downturns in the market. However, the strategy seeks to subject the portfolio to market declines that are lower than those experienced by an unprotected portfolio.  After a protracted bull market, the short position in futures contracts tends to reduce.  Also, during a severe bear market, the short position in futures contracts is likely to grow in size and generate a significant amount of cash. Thus, the protection strategy is managed on an ongoing basis to adjust the protection level in an attempt to preserve gains after favorable events and harvest hedge payoffs after large market declines.

16.

Comment:

In the Item 9 Principal Investment Risks section under “Junk Bond Risk,” please delete the duplicative “Portfolio” in the second to last sentence.

Response:

The Registrant has deleted the duplicative word.

*     *     *     *     *

The Registrant has authorized Thompson Hine to convey to you that the Registrant acknowledges the following:

The Registrant hereby acknowledges that:

(i) the Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter;

(ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and

(iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the JoAnn Strasser at 614-469-3265 or Emily Little at 614-469-3264 with any questions or comments concerning the foregoing.

/s/

Thompson Hine LLP

JoAnn.Strasser@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3265732979